AUTHORIZED TRANSLATION

INVESTMENT COORDINATING BOARD

Jakarta, August 4, 2006

- **Century Tiara (M) Sdn. Bhd. (Malaysia)**
- **Ms. Linda Wirawan.**

c/o Galeri Niaga Mediterania Blok K8N, Jl. Pantai Indah Utara 2, Pantai Indah Kapuk.
Jakarta 14460

APPROVAL OF FOREIGN INVESTMENT

Number : 853/I/PMA/2006

Project Code No.: 2411/5122-15-19554

In reference to your application dated August 1, 2006 by virtue of:

1. Law Number 1 of 1967 regarding Foreign Investment jo. Number 11 of 1970;
2. *Bedrijfsreglementeerings Ordonnantie* (BRO) of 1934 as already several times amended and added by virtue of *Staatsblads* No. 86 of 1938;
3. Law Number 5 of 1984 regarding Industry;
4. Law Number 8 of 1983 regarding Value Added Tax on Goods and Services and Sales Tax on Luxury Goods as



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already several times amended recently by virtue of Law Number 18 of 2000;

5. Law Number 10 of 1995 regarding Customs;
6. Decree of the President Number 33 of 1981 regarding Investment Coordinating Board (BKPM) as already amended several times, recently by virtue of Decree of the President Number 28 of 2004;
7. Decree of the President Number 29 of 2004 regarding One-Stop Service for Foreign and Domestic Investments;
8. Decree of the Minister of Trade Number 301A/Kp/X/1977 regarding Delegation of Authority to Issue Operation Permit in Trade Sector and Limited Trade Permit in the Framework of Investment to the Chairman of Investment Coordinating Board;
9. Decree of the Minister of Industry Number 427/M/SK/X/1977 regarding Delegation of Authority to Issue Permit in Industry in the Framework of Investment to the Chairman of Investment Coordinating Board;

the Government of the Republic of Indonesia shall issue approval of investment which shall also serve as Agreement in Principle on Fiscal Facility and Provisional Permit pending the issue of Operation Permit with breakdown as follows:



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I. Data on Applicant:

1. Foreign Participant

- Name : Century Tiara (M) Sdn. Bhd. (Malaysia)
- Address : No. 32, Jalan SS 6/8, Kelana Jaya, 47301 Petaling Jaya, Selangor Darul Ehsan, Malaysia

2. Local Participant

- Name : Ms. Linda Wirawan
- Address : Taman Alfa Indah Blok D-4/12-A, RT 003/005, Joglo, Kembangan, Jakarta Barat
- Taxpayer Ref. No. : 07.664.500.1-035.000

II. Project Provisions:

1. Company : **PT PLANT BIOFUEL INDONESIA**
2. Business Sector : Agricultural-based organic chemical industry and wholesale (export)
3. Project Site : Tanjung Jabung Barat District, Province of Jambi

III. Annual Production Plan:

1. Production:

Description	KBLI	Unit	Capacity	Remarks
Industry				
- Biodiesel	24115	Ton	200,000 *) (two hundred thousand)	
- Glycerin	24115	Ton	20,000 (twenty thousand)	



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Trade			
- Export of merchandise, among others, CPO and processed products thereof and others which are not restricted	53220	US$	110,000,000.00 (one hundred ten million)

*) Imported raw material shall be subject to the prevailing import provisions

2. Marketing

   Industry

   - Biodiesel 100,000 % export 0.00% domestic

   - Glycerin 100,000 % export 0.00% domestic

3. Estimated Export Value: US$ 115,000,000.00

IV. Manpower Planning:

1. Management : Expatriate: 8 Local: 1

2. Local Personnel :

   Industry : 52

   Trade : 10

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3. The Company shall submit Expatriate Employment Planning (RPTK) to the BKPM (Investment Coordinating Board) for approval and this RPTK shall serve as the basis to issue Expatriate Employment Permit (IMTA).



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V. Land Use Plan:

1. 50,000 M² (fifty thousand square meter) provided that the actual land extent shall be based on the survey finding of the local land agency.

2. Complying with local Regional Spatial Plan (RTRW).

VI. Project Completion Schedule:

36 (thirty six) months as of the issue hereof, failing which the Approval shall become null and void.

VII. Investment and Capitalization Plan:

1. Investment

    Industry   : US$ 46,000,000.00

    Trade   : US$ 2,000,000.00

                     US$ 48,000,000.00

2. Source of Finance

    a. Equity   : US$ 13,000,000.00

    b. Loan   : US$ 35,000,000.00

    c. Total   : US$ 48,000,000.00

3. Equity

    a. Authorized Capital   : US$ 13,000,000.00

    b. Subscribed Capital   : US$ 13,000,000.00

    c. Paid up Capital   : US$ 13,000,000.00

4. Placement



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a. Foreign: (99.00%)

- Century Tiara (M) Sdn. Bhd. (Malaysia) : US$ 12,870,000.00

b. Local: (1.00%)

- Ms. Linda Wirawan : US$ 130,000.00

c. Total Stock Capital : US$ 13,000,000.00

d. Transfer of shareholding as provided herein shall be subject to prior approval from the Investment Coordinating Board (BKPM).

5. Foreign exchange rate to denominate stock capital for the company to establish in the framework of Foreign Investment shall be the effective exchange rate upon issue hereof, to wit, US$ 1.00 against Rp 9,130.00

VIII. Investment Facility:

(Particularly for Industry)

1. Import Duties Mitigation for machines and materials complying with Decree of the Minister of Finance Number 135/KMK.05/2000 jis. Number 28/KMK.05/2001, Number 456/KMK.04/2002 and Regulation of the Minister of Finance Number 47/PMK.04/2005.



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2. Exemption from Value Added Tax (VAT) on import of capital goods in terms of machines and equipment, in both built up and knocked down conditions, pursuant to Government Regulation Number 12 of 2001 jis. Number 43 of 2002, Number 46 of 2003 and Decree of the Minister of Finance Number 155/KMK.03/2001 jis. Number 363/KMK.03/2002, Number 371/KMK.03/2003.

3. Stipulation of facility to provide shall be made after the company submits master list of machines, goods and materials to import to the Directorate General of Investment Facility, BKPM (Investment Coordinating Board), Jl. Jend. Gatot Subroto Number 44, Jakarta 12190. Their import can only be made after the approval of the master list by BKPM (Investment Coordinating Board).

4. Import of non-brand new machines, machinery and capital goods shall be furnished with Certificate of Inspection issued by a Surveyor so approved by the Government in accordance with Decree of the Minister of Industry and Trade number 756/MPP/Kep/12/2003 as already amended recently by virtue of Regulation of the



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Minister of Trade Number 39/M-DAG/PER/12/ 2005.

IX. Miscellany:

1. The Company shall contact Provincial Investment & Promotion Board (BPMPD) of Jambi for guidance in settling regional permits.

2. The Company shall be provided with investment permit effective for 30 (thirty) years as of commencement of commercial production pursuant to Government Regulation No. 9 of 1993 and Government Regulation No. 20 of 1994 jo. No. 83 of 2001, to be stipulated in the Operation Permit. The company shall therefore apply for Operation Permit to BKPM (Investment Coordinating Board) when ready to operate commercially.

3. The Company shall:

   a. send semi annual investment progress report (LKPM L1) as of the issue hereof not later than July 31 for semester I and January 31 for semester II to:

      1) District Head of Tanjung Jabung Barat;

      2) Provincial Investment and Promotion Board (BPMPD) of Jambi;



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3) BKPM (Investment Coordinating Board)

b. develop Environment Management Program (UKL) and Environment Monitoring Program (UPL) before the commencement of commercial operation and submit the same to the relevant technical agencies at Central and region.

c. implement Government provisions on export as contained in Decree of the Minister of Industry and Trade Number 558/MPP/Kep/12/1998 dated December 4, 1998 and amendments thereto.

d. implement Government provisions on employment.

4. In the event of disputes between the company and the Government of the Republic of Indonesia which can not be settled by deliberation, the Government of the Republic of Indonesia shall be prepared to adopt convention on resolution of disputes between the State and Foreign Citizens in respect of Investment pursuant to Law No. 5 of 1968.

5. Any company wishing to amend the provisions herein can notify BKPM (Investment Coordinating Board).



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for and on behalf of

CHAIRMAN OF INVESTMENT COORDINATING BOARD

First Secretary,

signed and sealed

Yus'an

CC:

1. President of the Republic of Indonesia;
2. Minister of Home Affairs;
3. Minister of Finance;
4. Minister of Industry;
5. Minister of Trade;
6. Head of National Land Board;
7. Governor of Bank Indonesia;
8. Ambassador of the Kingdom of Malaysia in Indonesia;
9. Ambassador of the Republic of Indonesia in Malaysia;
10. Director General of Agro and Chemical Industry;
11. Director General of Domestic Trade;
12. Director General of Foreign Trade;
13. Director General of Positive Law Administration;
14. Director General of Taxes;
15. Director General of Customs and Excises;
16. Governor of Jambi;



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17. Head of Provincial Investment & Promotion Board of Jambi;

18. District Head of Tanjung Jabung Barat.

Translated from Bahasa Indonesia
Jakarta, August 9, 2006
Authorized and Sworn Translator,

